C.R. PALMER
520 Post Oak Boulevard, Suite 780
Houston, Texas 77027
713-627-7355
713-627-7424 (Fax)
March 17, 2010
To the stockholders of Rowan Companies, Inc:
I continue to be a substantial stockholder of Rowan, currently beneficially owning approximately 1,000,000 shares. I retired from the Company seven years ago after 43 years as an employee. I served on the Board of Directors for 35 years and was Chairman of the Board and the Company’s CEO for 31 years. I have remained keenly interested in the Company since my retirement, as evidenced by my prior letters to my fellow stockholders in connection with the Annual Meetings held in 2005, 2007, 2008 and 2009 (which were also filed with the Securities and Exchange Commission).
I am extremely concerned by the proposed changes to the Company’s Certificate of Incorporation that are described in the recently filed Proxy Statement for the 2010 Annual Meeting. The changes proposed would delete current requirements that stockholders holding a super-majority of the Company’s stock approve any merger or consolidation with an entity that has become an interested stockholder without first securing certain prior approvals of the Board of Directors, as well as remove other requirements for a super-majority vote to change certain important provisions of the Certificate of Incorporation and the Company’s Bylaws.
The current anti-takeover provisions were approved by the stockholders following an unsuccessful attempt in 1978 to acquire the Company in a hostile all-cash takeover attempt. The Certificate of Incorporation was modified to insure that stockholders holding 50% of the Company’s stock, plus one share, could not impose their will upon the stockholders holding the remaining 50%, minus one share.
Since 1978, Rowan’s market capitalization has increased 10 fold (1000%), proving, in my view, the validity of our rejection of that hostile bid to consume the Company. As a matter of fact, within a few years, the Aggressor had filed for bankruptcy.
In 1998, for the 75th Anniversary of the Company, we commissioned a book entitled The Legend of Rowan. I still believe the future of the Company is bright. The emphasis on “Manpower, Machines and Money” continues to succeed.
My major concern is that, if the safeguards available to deal with an unfriendly takeover are diminished, the sequel to the earlier book could be The Destruction of a Legend.
If the holders of only another approximately 19% of the Company’s stock agree with me and reject the proposed changes to the Certificate of Incorporation, the proposal will fail, and I believe the Company and the Stockholders will be the ultimate beneficiaries.
For the sake of clarity, I am not soliciting your proxy. I only want you to know where I stand on this important issue.
Sincerely,

/s/ C.R. Palmer
C.R. Palmer